Registrant Name:  Nicholas Limited Edition, Inc.
CIK#:  0000809802
Period Ended 12/31/05

Q. 77(j) - Restatement of capital accounts at 12/31/05 will be to increase accumulated undistributed net investment income and decrease accumulated undistributed net realized gain by $177,624.